[redacted]

10027988

SEC Mail Processing Section
MAR 01 2010
Washington, DC
122

SECU... SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36540

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Mulberry Street; Gateway Center 3; 14th Floor
(No. and Street)

Newark	New Jersey	07102-4077
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael McQuade (973) 367-3065
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave, 30th Floor	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ______Michael McQuade____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________Prudential Investment Management Services LLC__________________________________, as of __December 31______________________________, 2009_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

BRANDI J RIVERA
Notary Public of New Jersey
My Commission Expires Feb. 6, 2011

Brandi J Rivera
Notary Public

Michael McQuade
Signature

____Chief Financial Officer and Comptroller______
Title

SWORN TO AND SUBSCRIBED BEFORE ME
This 25 day of FEB, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Members of
Prudential Investment Management Services, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Prudential Investment Management Services, LLC (PIMS) for the period from April 1, 2009 through December 31, 2009, which were agreed to by Prudential Investment Management Services, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Prudential Investment Management Services, LLC's compliance with the applicable instructions of Form SIPC-7T during the year ended December 31, 2009. Management is responsible for Prudential Investment Management Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows:

    2B: Two separate payments of $150 and $22,985 summing to $23,135 were paid as follows:

        Payment of $150 was paid by Prudential Insurance Company of America (PICA) on behalf of Pruco. PICA is the parent Company of PIMS which made operational disbursements on behalf of PRUCO. Payments made to the Securities Investor Protection Corporation in the amounts of $150 was were agreed to the payment vouchers dated January 13, 2009 and was provided by Robert Smith, PIMS, LLC

        Payment of $22,985, made by PIMS to the Securities Investor Protection Corporation was agreed to the payment voucher dated August 18, 2009 provided by Robert Smith, PIMS, LLC.

    2D: Payment of $9,957, made by PIMS to the Securities Investor Protection Corporation was agreed to the payment voucher dated January 25, 2010 provided by Robert Smith, PIMS, LLC.

2. Compared the Total Revenue amount of $199,961,172 reported on the audited financial for the year ended December 31, 2009, with the Total Revenue amount of $156,682,922 reported on page 2, item 2a of Form SIPC-7T for the year ended December 31, 2009 after subtracting the revenues of $40,811,724 reported on PBS's Focus report for the period from January 1, 2009 to March 31, 2009 noting a difference of $2,466,526 which we were informed is related to a topside FOCUS adjustment to write-off unclaimed clearing fees.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 2c (1), revenue from distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products, of $88,761,212 to the sum of Distribution and Service Fee Income accounts included in the general ledger for the period covering April 1, 2009 to December 31, 2009 noting no differences.
    b. Compared deduction on line 2c (3), commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $51,559,185 to the sum of Commission fees revenues accounts included in the general ledger for the period covering April 1, 2009 to December 31, 2009 noting no differences.
    c. Compared deduction on line 2c (5), net gain from securities in investment accounts, of $138,312 to the Investment Income accounts for short term investments included in the general ledger for the period covering April 1, 2009 to December 31, 2009 noting no differences
    d. Compared deduction on line 2c (8), other revenue not related either directly or indirectly to the securities business, of $2,987,020 to the Other income accounts included in the general ledger for the period covering April 1, 2009 to December 31, 2009 noting no differences
    e. Compared deduction on line 2c(9)(i), total interest and dividend expenses (FOCUS Line 11/PART IIA Line 13, Code 4075 plus line 2b(4) above but not in excess of total interest and dividend income, of $335 to the sum of the respective balances included in the June 30, 2009, September 30, 2009 and December 31, 2009 FOCUS reports.
    f. Compared deduction on line 2c(9)(ii), 40% on interest earned on customers securities accounts (40% of FOCUS line 5, Code 39960); of $91 to the sum of the respective balances included in the June 30, 2009, September 30, 2009 and December 31, 2009 FOCUS reports.

PRICEWATERHOUSECOOPERS

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $13,236,858 and $33,092 respectively of the Form SIPC-7T noting no differences.

   b. Recalculated the mathematical accuracy of the deduction, revenue from distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products, listed on page 2, line 2c (1) of $88,761,212 (as described above in 3a) noting no differences. The recalculation was performed by taking sum of the related year-to-date general ledger accounts balances and subtracting the first three month totals of 2009. (General ledger report was provided by Robert Smith, PIMS, LLC)

   c. Recalculated the mathematical accuracy of the deduction, Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, listed on page 2, line 2c (3) of $51,559,185 (listed above in 3b) noting no differences. The recalculation was performed by taking sum of the related year-to-date general ledger accounts balances and subtracting the first three month totals of 2009. (General ledger report was provided by Robert Smith, PIMS, LLC)

   d. Recalculated the mathematical accuracy of the deduction, net gain from securities in investment accounts listed in line 2c (5) of $138,312 (listed above in 3c) noting no differences. The recalculation was performed by taking sum of the related year-to-date general ledger accounts balances and subtracting the first three month totals of 2009. (General ledger report was provided by Robert Smith, PIMS, LLC)

   e. Recalculated the mathematical accuracy of the deduction, other revenue not related either directly or indirectly to the securities business listed in line 2c (8) of $2,987,020 (listed above in 3d) noting no differences. The recalculation was performed by taking sum of the related year-to-date general ledger accounts balances and subtracting the first three month totals of 2009. (General ledger report was provided by Robert Smith, PIMS, LLC)

   f. Recalculated the mathematical accuracy of the deduction, total interest and dividend expenses (FOCUS Line 11/PART IIA Line 13, Code 4075 plus line 2b (4) above but not in excess of total interest and dividend income listed in line 2c (9) (i) (listed above in 3e) of $335 noting no differences. The recalculation was performed by taking sum of the respective balances included in the June 30, 2009, September 30, 2009 and December 31, 2009 FOCUS reports. (FOCUS reports were provided by Robert Smith, PIMS, LLC)

   g. Recalculated the mathematical accuracy of the deduction, 40% on interest earned on customers securities accounts (40% of FOCUS line 5, Code 39960) listed in line 2c (9) (ii) (listed above in 3f) of $91 noting no differences. The recalculation was performed by multiplying 40% of the sum of the respective balances included in the June 30, 2009, September 30, 2009 and December 31, 2009 FOCUS reports. (FOCUS reports were provided by Robert Smith, PIMS, LLC)

PRICEWATERHOUSECOOPERS

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Prudential Investment Management Services LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

036540 FINRA DEC
PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC
ATTN: MICHAEL MCQUADE
3 GATEWAY CTR 14TH FL
NEWARK NJ 07102-4061

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.
10*10

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 33,092

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (23,135)
8-18-2009
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 9,957

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 9,957

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 9,957.—

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

Michael J. McQuade
(Authorized Signature)

Dated the 25 day of February, 20 10.

C.F.O. and FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12-31, 2009
Eliminate cents

Item No.			Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)			$ 156,682,922
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
(2) Net loss from principal transactions in securities in trading accounts.			
(3) Net loss from principal transactions in commodities in trading accounts.			
(4) Interest and dividend expense deducted in determining item 2a.			
(5) Net loss from management of or participation in the underwriting or distribution of securities.			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			
(7) Net loss from securities in investment accounts.			
Total additions			
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.			88,761,212
(2) Revenues from commodity transactions.			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.			51,559,185
(4) Reimbursements for postage in connection with proxy solicitation.			
(5) Net gain from securities in investment accounts.			138,312
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):			2,987,020
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.		$ 335	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).		$ 91	
Enter the greater of line (i) or (ii)			335
Total deductions			143,446,064
2d. SIPC Net Operating Revenues			$ 13,236,858
2e. General Assessment @ .0025			$ 33,092

(to page 1 but not less than $150 minimum)

Prudential Investment Management Services LLC

Statement of Financial Condition
December 31, 2009

SEC ID No. 8-36540

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Prudential Investment Management Services LLC
Index
December 31, 2009

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Prudential Investment Management Services LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Prudential Investment Management Services LLC (the "Company") at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 4 to the statement of financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 24, 2010

Prudential Investment Management Services LLC
Statement of Financial Condition
December 31, 2009

(dollars in thousands)

Assets	
Cash and cash equivalents	$ 44,819
Cash segregated under federal regulations	6,005
Distribution fees, service fees and commissions receivable	13,113
Management and administrative fees receivable	30,305
Receivable from broker-dealers and clearing organizations	10,258
Receivable from customers	50
Prepaid expenses and other assets	1,838
Total assets	$ 106,388
Liabilities and Member's Equity	
Liabilities	
Payable to broker-dealers and clearing organizations	$ 45,833
Accounts payable, accrued expenses and other liabilities	4,894
Payable to customers	386
Income taxes payable to parent	3,658
Deferred income taxes	8,175
Total liabilities	62,946
Commitments and contingent liabilities (Note 6)	
Member's equity	
Contributed capital	40,796
Undistributed earnings	2,646
Total member's equity	43,442
Total liabilities and member's equity	$ 106,388

The accompanying notes are an integral part of this financial statement.

(dollars in thousands)

1. Organization and Nature of Business

Prudential Investment Management Services LLC ("PIMS" or the "Company") is an indirect wholly owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company's primary business is the distribution of mutual funds to retail investors through third party financial intermediary firms. The Company also sells various other investment products to institutional investors including limited partnerships and variable contracts, and distributes participant-directed group variable annuities and mutual funds to retirement plans.

The Company is also engaged in limited retail selling activities through the offering of various investment products sponsored by third parties and affiliates for rollover distributions from benefit plans of clients of Prudential. The Company offers general brokerage services to retail investors. Investment products offered to customers include, but are not limited to stocks, bonds, mutual funds and options. With respect to custody and clearing of these customer transactions, the Company introduces these trades to National Financial Services LLC, who clears them on a fully disclosed basis.

The Company is the distributor of the domestic Jennison Dryden fund family mutual fund shares ("JD Funds"), which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940. Effective February 16, 2010 the JD Funds name was changed to Prudential Investments.

The Company also has entered into selling agreements with unaffiliated mutual fund families whereby the Company receives distribution and service fees and commissions for sales of mutual fund products to defined contribution retirement plans ("DC Plans").

On July 1, 2003, Prudential combined its retail securities brokerage and clearing operations with those of Wachovia Corporation ("Wachovia") and formed Wachovia Securities Financial Holding, LCC ("Wachovia Securities"), a joint venture headquartered in St. Louis, Missouri. On December 31, 2008 Wachovia merged with and into Wells Fargo & Company ("Wells Fargo"), which succeeded to Wachovia's rights and obligations under the joint venture arrangements.

On December 31, 2009, Prudential completed the sale of its minority joint venture interest in Wachovia Securities to Wells Fargo.

The joint venture conducted its operations through First Clearing LLC ("First Clearing") an affiliate of Wachovia Securities. The Company continues to provide execution, clearance, and other services to First Clearing broker-dealer for Wachovia Securities, with respect to their mutual fund wrap account products and programs.

As more fully described in Note 4, the Company has various agreements with Prudential companies relating to services of officers and the use of telecommunications, office space, systems, and equipment. The accompanying financial statements may not be indicative of the financial condition or the results of operations if the Company had been operated as an unaffiliated entity.

(dollars in thousands)

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The company defines cash and cash equivalents as cash on hand, amounts due from banks and money market instruments. Cash and cash equivalents of $ 44,819 includes $41,967 which represents 19,038 shares of Prudential sponsored money market mutual funds for which the Company is the exclusive distributor and 22,929 shares of money market mutual funds held by JP Morgan, a subsidiary of JP Morgan Chase & Co. The remaining $2,852 represents amounts on deposit in corporate accounts at commercial banks. Cash of $6,005 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC. Money market mutual fund investments are stated at cost, which approximates fair value.

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance for and on July 1, 2009 launched, the FASB's Accounting Standards Codification as the sources of authoritative US GAAP to be applied by nongovernmental entities. The Codification is not intended to change U.S. GAAP but is a new structure which takes accounting pronouncements and organizes them by accounting topic. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company's adoption of this guidance effective December 31, 2009 impacts the way the Company references U.S. GAAP accounting standards in the financial statements.

3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2009, consist of the following:

	Receivable	Payable
Broker-dealers and clearing organizations	$ 10,258	$ 4,512
Management and administrative fees	-	28,425
Service fees	-	12,896
	$ 10,258	$ 45,833

4. Related Party Transactions

The Company is the clearing broker for Wachovia Securities Fund Source mutual fund wrap fee program, as well as for the Prudential retirement plan platform DC Plans' mutual fund trades.

(dollars in thousands)

In 2009, the Company had the following balance sheet related party transactions:

Statement of Financial Condition

	Receivable	Payable
Distribution fees, service fees and commissions	$ 540	$ -
Broker-dealers and clearing organizations	-	5,325
Accounts payable, accrued expense and other liabilities	-	3,884
	$ 540	$ 9,209

All services received from and provided to related parties are subject to written agreements.

5. Subordinated Borrowings and Line of Credit

The Company has a revolving subordinated loan agreement with Prudential Funding Corporation, LLC ("PFC"), a Prudential company, for $60,000. This agreement expires in 2014. Borrowings under this agreement are subordinated to the claims of general creditors and have been approved by FINRA for inclusion in computing net capital pursuant to the SEC's net capital rule. Repayment may be made only if, after giving effect to such repayment, the Company meets the SEC's capital requirements governing the withdrawal of subordinated liabilities. The Company has an additional $190,000 line of credit with PFC that is not subordinated. As of December 31, 2009, there were no loans outstanding under these agreements.

6. Commitments and Contingent Liabilities

The Company is subject to legal actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation matters should not have any material adverse effect on the Company's statement of financial condition.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company believes the risk of loss, if any,.is remote.

7. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934. The Company uses the alternative method of computing net capital, permitted by the Rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2009, the Company had net capital of $23,258, which was $23,008 in excess of its required net capital.

The Company is subject to Rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2009 the Company computed the reserve requirement for customers and was required to segregate $5,471 in the special reserve bank account for the exclusive benefit of

(dollars in thousands)

customers. At December 31, 2009 the amount held on deposit in the special reserve bank account was $6,005.

8. Income Taxes

The Company is a member of an affiliated group of companies that join in filing a consolidated federal income tax return. In addition, the Company and certain affiliates join in the filing of a consolidated state income tax return.

The Company has deferred tax liabilities of $8,175 related to distributor commissions and allowance for bad debt at December 31, 2009.

On January 1, 2007, the Company adopted the revised authoritative guidance for Income Tax Uncertainties which prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. The Company does not have any unrecognized tax benefits at December 31, 2009.

In December 2006, the Internal Revenue Service ("Service") completed all fieldwork with respect to its examination of the consolidated Federal income tax returns for tax years 2002-2003. The final report was initially submitted to the Joint Committee on Taxation for their review in April 2007. The final report was resubmitted in March 2008 and again in April 2008. The Joint Committee returned the report to the Service for additional review and Prudential responded to the Service's request for additional information. The Service proposed an adjustment which was submitted to the Joint Committee in October 2008; The Company was advised on January 2, 2009 that the Joint Committee completed its consideration of the report and has taken no exception to the conclusions reached by the Service. Accordingly, the final report was processed and a refund was received in February 2009. These activities had no impact on the Company's results.

In January 2007, the Service began an examination of the consolidated U.S. Federal income tax years 2004 through 2006. For the consolidated U.S. Federal income tax years 2007, 2008, and 2009, the Company participated in the IRS's Compliance Assurance Program (the "CAP"). Under CAP, the IRS assigns an examination team to review completed transactions contemporaneously during these tax years in order to reach agreement with the Company on how they should be reported in the tax return. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed. It is management's expectation this new program will shorten the time period between Prudential's filing of its Federal income tax return and the IRS's completion of its examination of the return.

9. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2009 that would require recognition or disclosure in these financial statements through February 24, 2009, which is the issuance date of these financial statements.